UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under
Section 13(e)(1) of the Securities Exchange Act of 1934

SOUTHWEST GEORGIA FINANCIAL CORPORATION
(Name of Subject Company)

SOUTHWEST GEORGIA FINANCIAL CORPORATION
(Name of Person Filing Statement)

Common Stock, Par Value $1.00
(Title of Class of Securities)

84502A
(CUSIP Number of Class of Securities)

DeWitt Drew
Chief Executive Officer and President
201 First Street SE
Moultrie, Georgia 31768
(229) 985-1120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copy to:
Richard R. Cheatham, Esq.
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, Georgia 30309
(404) 815-6500

CALCULATION OF FILING FEE
TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$13,225,000	$1,415

*
For the purpose of calculating the filing fee only, this amount is based on the purchase of 575,000 shares of Common Stock at the tender offer price of $23.00 per share. The Registrant will pay an additional filing fee if it purchases more than 575,000 shares.

**	Calculated at $107.00 per $1,000,000 of the Transaction Value.

[   ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

[   ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Southwest Georgia Financial Corporation, a Georgia bank holding company (the “Company”), to purchase up to 575,000 shares (subject to increase for Small Lots [as defined in Section 1, “Terms of the Offer”, of the Offer to Purchase]) of its common stock, par value $1.00 per share, at a price of $23.00 per share, net to the seller in cash, without interest thereon, as specified by shareholders tendering their shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal, dated September 15, 2006 (the “Letter of Transmittal”), which, together with the Offer to Purchase as they may be amended or supplemented from time to time, are referred to herein as the “Offer”. Copies of the Offer to Purchase and the Letter of Transmittal are filed, respectively, as Exhibits (a)(1)(A) and (a)(1)(B) herewith and are incorporated herein by reference.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

Name and Address

This Schedule TO relates to Southwest Georgia Financial Corporation, a Georgia bank holding company. The address of the principal executive office of the Company is 201 First Street SE, Moultrie, Georgia 31768. The telephone number of the Company at its principal executive offices is (229) 985-1120.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $1.00 per share (the “Shares” or “Common Stock”), and the Offer is for up to 575,000 Shares (subject to possible increase by the number of Shares purchased from Small Lot Holders (as defined in Section 1, “Terms of the Offer”, of the Offer to Purchase) in excess of their pro rata amount in the event of an oversubscription of the Offer) at a price of $23.00 per Share, net to the seller in cash, without interest thereon, as specified by shareholders tendering their Shares. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company. As of  September 14, 2006, there were 3,232,028 Shares issued and outstanding and 174,380 Shares reserved for issuance upon the exercise of existing employee and director stock options or other rights to purchase or acquire Shares. The trading and market information with respect to the Shares, set forth in Section 7 (“Price Range of Shares; Dividends”) of the Offer to Purchase, is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is the filing person of this Schedule TO. The business address and business telephone number of the Company are set forth in “Item 2. Subject Company Information”, above.

Item 4.	Terms of the Transaction.

Tender Offer

The Offer is for up to 575,000 Shares (subject to increase for Small Lots) at a price of $23.00 per Share, net to the seller in cash, without interest thereon, as specified by shareholders tendering their Shares. The Offer is described in greater detail in the Offer to Purchase, and the following sections of the Offer to Purchase are incorporated herein by reference:

•	Summary Term Sheet;

•	Section 1 (“Terms of the Offer”);

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditions of the Offer”);

•	Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Shares”);

•	Section 13 (“Certain United States Federal Income Tax Consequences”); and

•	Section 14 (“Extension of the Offer; Termination; Amendment”).

Purchases

The Company’s executive officers and directors have indicated to the Company that they intend to tender at least 91,310 Shares and possibly up to 109,310 Shares pursuant to the Offer. Further information regarding any recent sales or purchases by the directors and executive officers of the Company is set forth in Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Shares”) of the Offer to Purchase and is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Information with respect to certain transactions, arrangements and understandings between the Company or its affiliates with respect to the securities of the Company is set forth in Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Shares”) of the Offer to Purchase, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Information with respect to the purposes of the Offer and any plans or proposals related to the Offer is set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase and is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

Information with respect to the source and amount of funds to be used for the Offer is set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase and is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

Information with respect to the beneficial ownership of the Shares and any transactions in the Shares effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company is set forth in Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Shares”) of the Offer to Purchase and is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

  The Company has retained Keefe, Bruyette and Woods, Inc. to act as its Information Agent and Dealer Manager, and American Stock Transfer & Trust Co. to act as its Depositary. Further information detailing the engagement and the fees paid in connection with such engagement is set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase and is incorporated herein by reference.

Item 10.	Financial Statements.

The financial information of the Company is summarized in Section 9 (“Certain Information Concerning the Company”) of the Offer to Purchase and is incorporated herein by reference.

Item 11.	Additional Information.

Information with respect to any legal matters and regulatory approvals is set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase and is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of September 15, 2006.
(a)(1)(B)	Form of Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Shareholders for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Participants in the Employee Stock Ownership Plan and Trust of Southwest Georgia Financial Corporation, dated September 15, 2006.
(a)(5)	Press Release issued by the Company on September 15, 2006.
(b)	Not applicable.
(d)(1)	Amendment No. 1 to the Employee Stock Ownership Plan and Trust of Southwest Georgia Financial Corporation.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTHWEST GEORGIA FINANCIAL CORPORATION BY: /s/ DeWitt Drew DeWitt Drew Chief Executive Officer and President

Dated: September 15, 2006

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of September 15, 2006.
(a)(1)(B)	Form of Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Shareholders for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Participants in the Employee Stock Ownership Plan and Trust of Southwest Georgia Financial Corporation, dated September 15, 2006.
(a)(5)	Press Release issued by the Company on September 15, 2006.
(b)	Not applicable.
(d)(1)	Amendment No. 1 to the Employee Stock Ownership Plan and Trust of Southwest Georgia Financial Corporation.
(g)	Not applicable.
(h)	Not applicable.